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SECURITI N

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49325

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2007 (MM/DD/YY) AND ENDING DECEMBER 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MCL FINANCIAL GROUP, INC.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1869 West Littleton Boulevard
(No. and Street)

Littleton	Colorado	80120
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lawrence Singleton 303-794-8686
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Haynie & Company
(Name – *if individual, state last, first, middle name*)

1221 West Mineral Ave. Suite 202	Littleton	Colorado	80120-4544
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/20

OATH OR AFFIRMATION

I, Lawrence Singleton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MCL Financial Group, Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

ATTACHED

Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~. Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MCL Financial Group, Inc.

Financial Statements and Report
of
Independent Certified Public Accountants

December 31, 2007 and 2006

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California

County of ORANGE

On 1-22-2008 (Date) before me, JEFF FISHER, NOTARY PUBLIC (Here Insert Name and Title of the Officer),

personally appeared LAWRENCE SINGLETON (Name(s) of Signer(s))

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

JEFF FISHER
COMM. # [illegible]
NOTARY PUBLIC-CALIFORNIA
ORANGE COUNTY
MY COMMISSION EXPIRES
[illegible]

Place Notary Seal Above

WITNESS my hand and official seal.

Signature [signature] (Signature of Notary Public)

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: ANNUAL AUDITED REPORT FORM X-17A-5

Document Date: ——— Number of Pages: 2

Signer(s) Other Than Named Above: ———

Capacity(ies) Claimed by Signer(s)

Signer's Name: ______
☐ Individual
☐ Corporate Officer — Title(s): ______
☐ Partner — ☐ Limited ☐ General
☐ Attorney in Fact
☐ Trustee
☐ Guardian or Conservator
☐ Other: ______

Signer Is Representing: ______

RIGHT THUMBPRINT OF SIGNER
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Signer's Name: ______
☐ Individual
☐ Corporate Officer — Title(s): ______
☐ Partner — ☐ Limited ☐ General
☐ Attorney in Fact
☐ Trustee
☐ Guardian or Conservator
☐ Other: ______

Signer Is Representing: ______

RIGHT THUMBPRINT OF SIGNER
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©2007 National Notary Association • 9350 De Soto Ave., P.O. Box 2402 • Chatsworth, CA 91313-2402 • www.NationalNotary.org Item #5907 Reorder: Call Toll-Free 1-800-876-6827

Table of Contents

Haynie &
Company

Certified Public Accountants (a professional corporation)
1221 West Mineral Ave, Ste. 202 Littleton, Colorado 80120-4544 (303) 734-4800 Fax (303) 795-3356

Report of Independent Certified Public Accountants

The Board of Directors and Stockholder
MCL Financial Group, Inc.
Littleton, Colorado

We have audited the accompanying statements of financial condition of MCL Financial Group, Inc. as of December 31, 2007 and 2006, and the related statements of operations, cash flows and stockholder's equity for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the 2007 and 2006 financial statements referred to above present fairly, in all material respects, the financial position of MCL Financial Group, Inc. at December 31, 2007 and 2006 and the results of its operations, cash flows and changes in stockholder's equity for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedule on page 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Haynie & Co.

Littleton, Colorado
February 12, 2008

Associate Office At
1785 West Printers Row
Salt Lake City, UT 84110
(801) 972-4800
Fax (801) 972-8941

Associate Office At
5974 South Fashion Pointe Dr., Suite 200
South Ogden, UT 84403
(801) 479-4800
Fax (801) 479-8941

Associate Office At
4910 Campus Drive
Newport Beach, CA 92660
(949) 724-1880
Fax (949) 724-1889

MCL Financial Group, Inc.
Statements of Financial Condition
December 31, 2007 and 2006

Assets	2007	2006
Cash	$ 542,240	$ 259,143
Restricted cash	5,334	5,218
Trade accounts receivable	500,833	687,835
Prepaid expenses	35,369	34,851
Total Assets	$1,083,776	$ 987,047
Liabilities and Stockholder's Equity		
Current Liabilities		
Accounts payable and accrued expenses	627,997	718,341
Total Current Liabilities	627,997	718,341
Stockholder's Equity		
Common Stock, no par value:		
Authorized 5,000 shares; issued and outstanding 250 shares	54,384	54,384
Additional paid-in capital	325,000	50,000
Retained earnings	76,395	164,322
Total Stockholders' Equity	455,779	268,706
Total Liabilities and Stockholder's Equity	$1,083,776	$ 987,047

The accompanying notes are an integral part of these statements.

MCL Financial Group, Inc.
Statements of Operations
For the Years Ended December 31, 2007 and 2006

	2007	2006
Revenues		
Commissons	$ 6,948,604	$ 7,298,660
Other	7,801	6,190
Total Revenues	6,956,405	7,304,850
Expenses		
Commissions and wages	5,063,473	5,857,778
Interest	58	-
Other operating	1,980,801	1,517,168
Total Expenses	7,044,332	7,374,946
Net (Loss)	$ (87,927)	$ (70,096)

The accompanying notes are an integral part of these statements.

MCL Financial Group, Inc.
Statements of Cash Flows
For the Years Ended December 31, 2007 and 2006

	2007	2006
Cash Flows From Operating Activities		
Net (loss)	$ (87,927)	$ (70,096)
Adjustments to reconcile net income to net cash used by operating activities:		
Changes in operating assets and liabilities:		
Trade accounts receivable	187,002	702,891
Prepaids	(518)	(5,456)
Accounts payable and accrued expenses	(90,344)	(453,695)
Net Cash Provided by Operating Activities	8,213	173,644
Cash Flows From Financing Activities		
Proceeds from the contribution of additional capital	275,000	50,000
Net Cash Provided by Financing Activities	275,000	50,000
Net Increase in Cash	283,213	223,644
Cash at Beginning of the Year	264,361	40,717
Cash at End of the Year	$ 547,574	$ 264,361
Presented on balance sheet as:		
Cash and cash equivalents	542,240	259,143
Restricted cash	5,334	5,218
	$ 547,574	$ 264,361
Supplemental Disclosures of Cash Flow Information:		
Cash paid for interest	$ 59	$ -
Cash paid for taxes	$ -	$ -

The accompanying notes are an integral part of these statements.

MCL Financial Group, Inc.
Statements of Stockholder's Equity
For the Years Ended December 31, 2007 and 2006

	Common Stock			Additional Paid-in	Retained Earnings	
	Authorized	Shares	Amount	Capital	(Deficit)	Totals
Balance December 31, 2005	5,000	250	$ 54,384	$ -	$234,418	$288,802
Additional paid in capital	-	-	-	50,000	-	50,000
Net income	-	-	-	-	(70,096)	(70,096)
Balance December 31, 2006	5,000	250	54,384	50,000	164,322	268,706
Additional paid in capital	-	-	-	275,000	-	275,000
Net income	-	-	-	-	(87,927)	(87,927)
Balance December 31, 2007	5,000	250	$ 54,384	$325,000	$ 76,395	$455,779

The accompanying notes are an integral part of these statements.

MCL Financial Group, Inc.
Notes to Financial Statements
December 31, 2007 and 2006

1. Organization and Significant Accounting Policies

Organization and Nature of Business
MCL Financial Group, Inc. (the Company) was incorporated in the State of Colorado on March 19, 1996 for the purpose of providing brokerage services.

The Company is a registered broker-dealer under the Securities and Exchange Act of 1934 (the Act), with its principal activities consisting of the placement of private offerings as well as traditional securities business. Underwriting income is recorded at the time the private offering is completed. Income from commissions on stock transactions are recorded on a trade date basis, which is the date that a transaction is executed.

The Company operates pursuant to paragraph (k)(2)(B) of Rule 15c-3 of the Act and does not carry customer accounts or clear transactions. Accordingly, all consumer transactions are executed and cleared on behalf of the Company by Legent Clearing Corporation (LCC) on a fully disclosed basis. The Company's agreement with LCC provides that, as clearing broker, LCC will keep such records of the transactions affected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Act, and perform all services customarily incident thereto. All customer funds and securities received, if any, are promptly transmitted directly to LCC. As a result, the Company is exempt from the remaining provisions and requirements of Rule 15c-3 of the Act.

The Company is a wholly owned subsidiary of MCL Holding, Inc. (Holding).

Cash and Cash Equivalents
For purposes of the statement of changes in financial position, the Company considers all highly liquid financial instruments purchased with a maturity of three months or less to be cash equivalents.

Restricted Cash
In order to meet its minimum cash requirements, the Company deposited $5,000 to a money market account with its clearing broker.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

MCL Financial Group, Inc.
Notes to Financial Statements (continued)
December 31, 2007 and 2006

2. Income Taxes

The Company recognizes deferred tax liabilities and assets based on the difference between the financial statements and tax basis of assets and liabilities using the enacted tax rates in effect for the year in which the differences are expected to reverse. The measurement of deferred tax assets is reduced, if necessary, by the amount of any tax benefits that, based on available evidence, are not expected to be realized.

Income tax expense differs from amounts that would be calculated by applying the federal statutory rate because of the federal surtax, state income tax rates, certain nondeductible expenses and net operating loss carrybacks, if any.

The Company filed a consolidated tax return with Holding for the years ended December 31, 2007 and 2006. The combined returns show net income of approximately $-0- and $-0-, respectively. The benefit of (provision for) income taxes for the years ended December 31, 2007 and 2006 was $-0- and $-0-, respectively. Taxes are allocated between the Corporations based on the net income (loss) of each entity.

3. Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio (aggregate indebtedness to net capital) may fluctuate on a daily basis.

According to Rule 15c3-1, the Company's net capital ratio shall not exceed 8 to 1 for the first twelve months of operation as a broker-dealer and 15 to 1 thereafter. In addition, equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital data is as follows:

	Net Capital	Net Capital Requirements	Aggregate Indebtedness	Capital Ratio
December 31, 2006	$ 178,838	$ 47,913	$ 718,341	4.02 to 1
December 31, 2007	$ 380,343	$ 41,886	$ 627,997	1.65 to 1

3. Net Capital Requirements (continued)

During a NASD review conducted during 2005 approximately $260,000 in fees receivable were disallowed from the Net Capital Computation. This caused the Company to be out of compliance with the Net Capital requirements. During January 2006, an additional $50,000 capital contribution was made to bring the Company into compliance with the requirements.

At January 31, 2006, the firm computation showed Net Capital to be in compliance.

4. Related Party Transactions

The Company occupies office facilities and uses office equipment that are leased by Holding from an entity controlled by a shareholder of the Company. The Company paid Holding management fees of $540,000 in 2007 and 2006. These fees include use of the facilities, equipment and Holding personnel. Because of the nature of these relationships, the amounts charged may have been different had the parties not been related.

In addition, during the years ended December 31, 2007 and 2006, the Company paid additional fees to Holding in the amount of $758,178 and $763,530, respectively. The Company periodically makes additional payments to Holding. These payments are discretionary in nature.

5. Concentrations of Risk

General Risk
The Company is engaged in the business of providing broker services. Substantially all income is derived from commissions earned on sales of investment securities. Commission income can vary due to fluctuations in the volume of transactions, the dollar value of transactions, and the frequency of transactions, all of which are generally beyond the control of the Company. The Company's revenues are impacted by global, national, regional and local economic forces and trends. Additionally, the Company is dependent on the sales efforts of a small number of brokers (39 in 2007 and 45 in 2006). Changes in sales activities by brokers could impact the Company. Investing activities by a customer or group of customers could also affect the Company as well as changes in the types of investment products purchased by customers and investment companies that pay commission income.

5. Concentrations of Risk (continued)

Following is a summary of revenue concentrations by investment product and family for the year ended December 31, 2007:

Product A	28%
Family A	13%

Following is a summary of revenue concentrations by location for the year ended December 31, 2007:

Location	
A	49%
B	32%
Total	81%

Credit Risk

At December 31, 2007 and 2006, the Company's bank balances exceeded the insured limits by $442,240, and $160,176, respectively. Management believes that this financial institution is financially sound and the risk of loss is minimal.

6. Commitments and Contingencies

During 2006, the Company was informed that the SEC was considering proceedings for alleged violations of various rules of the Securities and Exchange Act of 1933 and the Securities Exchange Act of 1934. The Company made a settlement offer which included the payment of $60,000. SEC staff agreed to accept the terms of the offer and the Company subsequently paid the settlement during the current year.

During 2006, the Company paid NASD a fee of $12,500 for failing to meet the Net Capital requirements during the year ended December 31, 2005.

MCL Financial Group, Inc.

Supplementary Information

MCL Financial Group, Inc.

Computation of Aggregate Indebtedness and Net Capital Pursuant to Rule 15c3-1

For the Years Ended December 31, 2007 and 2006

	2007	2006
Net Capital		
Total stockholder's equity	$ 455,779	$ 268,706
Deductions		
Fees receivable	(40,067)	(55,017)
Other assets	(35,369)	(34,851)
Total Deductions	(75,436)	(89,868)
Total Net Capital	$ 380,343	$ 178,838
Aggregate Indebtedness		
Payables and accruals	$ 627,997	$ 718,341
Income taxes payable	-	-
Other accrued liabilities	-	-
Total Aggregate Indebtedness	$ 627,997	$ 718,341
Computation of Basic Net Capital Requirements		
6 2/3% of aggregate indebtdness	$ 41,886	$ 47,913
Minimum net capital	$ 5,000	$ 5,000
Greater of the two amounts	$ 41,886	$ 47,913
Capital in excess(deficit) of required minimum	$ 338,457	$ 130,925
Ratio of aggregate indebtedness to net capital	1.65	4.02

Reconciliation with Company's computation included in Part II of Form X-17a-5:

	2007	2006
Net capital, as reported in Company's Part II (unaudited) FOCUS Report	$ 380,343	$ 194,719
Add: Commissions revenue adjustment	-	-
Less: Commissions, accounts payable and various accrued expenses	-	(15,881)
Net capital per above	$ 380,343	$ 178,838

Haynie &
Company

Certified Public Accountants (a professional corporation)
1221 West Mineral Ave, Ste. 202 Littleton, Colorado 80120-4544 (303) 734-4800 Fax (303) 795-3356

Report of Independent Certified Public Accountants on Internal Control Structure Required by SEC Rule 17a-5

The Board of Directors and Stockholder
MCL Financial Group, Inc.
Littleton, Colorado

In planning and performing our audit of the financial statements of MCL Financial Group, Inc. for the year ended December 31, 2007, we considered its internal control structure including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g) of the Securities and Exchange Commission (Commission), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by MCL Financial Group, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c-3-3. We do not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulations T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives.

Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above. In addition, our consideration of the internal control structure indicated that the Company was in compliance with the conditions of the exemption under Paragraph (k)(2)(B) of Rule 15c3-3, and no facts came to our attention indicating that such conditions have not been complied with during the period.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Haynie & Co.

Littleton, Colorado
February 12, 2008

END